Press Release


Ahold enters major
IT outsourcing
initiatives



     Amsterdam, The Netherlands, November 14, 2005 - Ahold today announced it has signed several major IT outsourcing agreements.

     Ahold signed a five-year contract for global information technology (IT) enterprise outsourcing with EDS, including applications maintenance services in the U.S. The company also signed a five-year applications maintenance agreement with ATOS ORIGIN, covering the Albert Heijn Arena, and a five-year contract with NCR for in-store IT-support in the Albert Heijn Arena. The total value of the contracts is approximately EUR 467 million.

     Ahold has agreed to purchase from EDS, on a flexible basis, global IT infrastructure services, and applications management services for its two retail arenas in the United States, Stop & Shop/Giant-Landover and Giant-Carlisle/Tops. ATOS ORIGIN will expand its existing applications management services to the Albert Heijn Arena.

     This strategy will provide Ahold with the ability to respond to market opportunities efficiently and accelerate its business/IT innovations. Approximately 450 Ahold employees located in the United States and in the Netherlands will transition to EDS.

     This development will support Ahold's "Road to Recovery" strategic objectives to re-engineer its food retail business and reduce overall IT costs by streamlining the company's infrastructure. "Our competitive markets and strategic goals require us to focus our attention and resources on our core food retail business," said Anders Moberg, Ahold President and CEO, after signing the contracts today.

     "EDS worked with us to develop a global solution for our current geographic areas. The EDS team has demonstrated a commitment to a global integrated service delivery that will help us execute our business strategy. Expanding the scope of our current services with ATOS ORIGIN and NCR will also enable us to make our information technology more effective in the Netherlands."

                                                                        2005044

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     As part of the agreement, EDS will assume responsibility for maintaining
     Ahold's global IT infrastructure, which will include hosting its mainframe and midrange servers and providing local-area network and voice network support. The EDS agreement also consolidates Ahold's IT helpdesk support. EDS will manage the company's computing workplace of more than 9,600 desktop and laptops, printers and e-mail clients and provide IT helpdesk support for more than 10,000 users.

     Ahold expects an aggregate cost savings of approximately EUR 166 million in the coming 5 years as a result of streamlining its IT infrastructure. The calculation of these cost savings includes transition costs that will almost completely be incurred in 2006.


     Ahold Press Office: +31 (0)20 509 5343





     Disclaimer
     Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding plans to outsource certain IT activities, the expected benefits and cost savings of such outsourcing and the timing thereof and the expected transition costs and the timing thereof. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in the forward-looking statements include, but are not limited to, the possibility of Ahold incurring unanticipated outsourcing costs, unforeseen technical complexities related to the outsourcing, the inability to resolve, or delays in resolving such complexities, the requirement for more management attention than anticipated in connection with the outsourcing, the inability to transition employees to Ahold's outsourcing partners, or delays in such transitions and other factors some of which are discussed in the public filings of Ahold. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."


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